UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES ACT OF 1934
For the month of March, 2007
Commission File Number: 0-29154
IONA Technologies PLC
(Translation of registrant’s name into English)
The IONA Building
Shelbourne Road, Ballsbridge
Dublin 4, Ireland
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑           Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

SCHEDULE 11
Notification of Transactions of Directors/Persons Discharging Managerial
Responsibility and Connected Persons

Notes:	This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer’s register in accordance with section 59 of the Companies Act 1990.
(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.
All relevant boxes should be completed in block capital letters

1	Name of the Issuer IONA TECHNOLOGIES PLC	2	State whether the notification relates to:

(i) a transaction notified in accordance with Market Abuse Rules; (ii) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer’s register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii).

(i) ABOVE

3	Name of person discharging managerial responsibilities/director MR. LAWRENCE ALSTON (VICE PRESIDENT CORPORATE STRATEGY AND PRODUCT MANAGEMENT)	4	State whether notification realties to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person NOT APPLICABLE

5	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest IN RESPECT OF A HOLDING OF MR. LAWRENCE ALSTON	6	Description of shares (including class) debentures or derivatives or financial instruments relating to shares 34,375 ADR’s* * Each ADR representing 1 Ordinary Share
7	Name or registered shareholder(s) and, if more than one, number of shares held by each of them LAWRENCE ALSTON	8	State the nature of the transaction Exercise and sale of shares acquired pursuant to share option grants
9	Number of shares, debentures or financial instruments relating to shares acquired N/A	10	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) N/A
11	Number of shares, debentures or financial instruments relating to shares disposed 34,375 ADR’s* *Each ADR representing 1 Ordinary Share	12	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) 0.095%
13	Price per share or value of transaction (i) 6,750 shares sold at USD$5.95 (ii) 15,625 shares sold at USD$5.95 (iii) 12,000 shares sold at USD$5.91	14	Date and place of transaction (i) March 12, 2007, USA (ii) March 12, 2007, USA (iii) March 9, 2007, USA
15	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)	16	Date issuer informed of transaction Issuer informed of transactions on March 13, 2007

     If a person discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17	Date of grant	18	Period during which or date on which it can be exercised
19	Total amount paid (if any) for grant of the option	20	Description of shares or debentures involved (class and number)
21	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise	22	Total number of shares or debentures over which options/phantom share units are held following notification

Total Share Option holding — 290,625

Total percentage holding — 0.81%

Total Phantom Share Unit holding — 14,000
			(See Section 23 below)
23	Any additional information A Phantom Share Unit is a share-based award to a grantee subject to such restrictions and conditions as may be imposed at the time of grant. Conditions may be based on continuing employment (or other service relationship) and/or achievement of pre-established performance goals and objectives.	24	Name of contact and telephone number for queries JOHN DUGGAN/DONAL MORIARTY TEL: (01) 6372000

Name and signature of authorised officer of issuer responsible for making notification
John Duggan (Legal Counsel)
Date of notification March 14, 2007
This announcement has been issued through the Companies Announcement Service of the Irish Stock Exchange.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

IONA Technologies PLC
Date: March 15, 2007	By:	/s/ Peter M. Zotto
Peter M. Zotto
Chief Executive Officer